SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

              FINAL ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X] Final Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the period ended April 12, 2001


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)




                         Commission file number 333-03959


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
                           SAVINGS AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            NORTHROP GRUMMAN ELECTRONIC
                            SENSORS & SYSTEMS SECTOR SAVINGS
                            AND INVESTMENT PLAN




                            /s/ Gary W. McKenzie
                            _____________________________________
Dated: May 10, 2002                     By   Gary W. McKenzie
                                        Vice President-Tax

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of April 12, 2001
   and December 31, 2000                                                      2

  Statement of Changes in Net Assets Available for Plan Benefits for the
   Period from January 1, 2001 through April 12, 2001                         3

  Notes to Financial Statements                                              4-8

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
  Northrop Grumman Electronic Sensors & Systems Sector
  Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the "Plan") as of April 12, 2001 and December 31, 2000, and the related statement of changes in net assets available for plan benefits for the period from January 1, 2001 through April 12, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of April 12, 2001 and December 31, 2000, and the changes in net assets available for plan benefits for the period from January 1, 2001 through April 12, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note G to the financial statements, on April 12, 2001, the Plan was merged into another plan.



/s/ Deloitte & Touche LLP
-------------------------
Los Angeles, California
February 2, 2002

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
APRIL 12, 2001 AND DECEMBER 31, 2000
-------------------------------------------------------------------------------


                                                       April 12,  December 31,
                                                          2001        2000

ASSETS:
  Investments (Notes B, C, D, and E)                  $     -      $856,372,537
                                                      ----------   ------------

  Receivables:
    Employer contributions                                             989,795
    Participant contributions                                        3,212,405
    Interest, dividends, and other                                      21,590
                                                      ----------   ------------
           Total receivables                                         4,223,790
                                                      ----------   ------------
           Total assets                                            860,596,327

LIABILITIES:
  Accrued expenses                                                      52,018
                                                      ----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $     -     $860,544,309
                                                      =========   ============


See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
PERIOD FROM JANUARY 1, 2001 THROUGH APRIL 12, 2001
-------------------------------------------------------------------------------

INVESTMENT INCOME (LOSS):
  Net depreciation in fair value of investments (Notes B, C, and D)   $ (46,242,863)
  Interest and other income                                                 568,914
  Dividends                                                                 562,684
                                                                      --------------
           Total investment loss                                        (45,111,265)
                                                                      --------------
CONTRIBUTIONS:
  Employer                                                                3,754,298
  Participant                                                            13,039,942
                                                                      --------------
           Total contributions                                           16,794,240
                                                                      --------------
DEDUCTIONS:
  Benefits paid to participants (Note B)                                (32,452,788)
  Administrative expenses                                                  (186,171)
                                                                      --------------
           Total deductions                                             (32,638,959)
                                                                      --------------
TRANSFER OUT DUE TO PLAN MERGER (Note A)                               (799,588,325)
                                                                      --------------
NET DECREASE                                                           (860,544,309)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                                                   860,544,309
                                                                      --------------

  End of period                                                       $         -
                                                                      ==============


See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
PERIOD ENDED APRIL 12, 2001 AND AS OF DECEMBER 31, 2000
--------------------------------------------------------------------------------

A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by the Electronic Sensors & Systems Sector of Northrop Grumman Corporation (the "Company"). The Plan was established on April 1, 2000 and covers nonrepresented employees who are citizens of the United States of America or resident aliens and who are not covered by another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      The Plan was established as a successor to the nonrepresented employee portion of the Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the "ESSS Plan"), which was established by the Company as a successor to the Westinghouse Savings Program (the "Westinghouse Plan"), maintained by Westinghouse Electric Corporation ("Westinghouse") for the benefit of employees who were employed by the Westinghouse Electronic Systems Group as of February 29, 1996 and became employees of the Company as of March 1, 1996, and any other subsequent eligible employees of the Company.

      On April 1, 2000, the ESSS Plan's name was changed to the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan, and the Plan documents were amended accordingly. All assets related to nonrepresented participant accounts in the amended ESSS Plan were transferred to the Plan.

      Effective as of April 12, 2001, this Plan was merged into the Northrop Grumman Savings and Investment Plan. All assets held under this Plan as of the merger date were held under the Northrop Grumman Savings and Investment Plan and governed by the terms of the Northrop Grumman Savings and Investment Plan from that date forward. All operations of this Plan ceased after the merger date. Beginning on the merger date, all contributions were made to Northrop Grumman Savings and Investment Plan, all earnings were credited to the Northrop Grumman Savings and Investment Plan, and all distributions were made from the Northrop Grumman Savings and Investment Plan.

      Contributions - Prior to the Plan being merged on April 12, 2001, participants could contribute between 2 percent and 20 percent of eligible compensation, in increments of 1 percent, on an after-tax basis, a pre-tax basis, or a combination thereof. As of the end of each month, the Company made a matching contribution of $0.50 for each dollar a participant contributed, subject to a maximum Company matching contribution of 3 percent of eligible compensation for that month.

      Participant Accounts - A separate account is maintained for each participant. Each separate account has three subaccounts. After-tax contributions are allocated to the participant's Standard Account, and pre-tax contributions are allocated to the participant's Tax-Deferred Account. Company matching contributions are allocated to the participant's

      Company Matching Contribution Account. Assets of the trust are valued daily and take into account earnings and losses of the trust along with appreciation or depreciation, expenses, and distributions.

      Vesting - Plan participants are 100 percent vested in, and have a nonforfeitable right to, the balance of their Standard and Tax-Deferred Accounts at all times. Plan participants as of March 1, 1996 who had a 100 percent vested interest in their accounts under the Westinghouse Plan as of February 29, 1996 were 100 percent vested in their Company Matching Contribution Accounts as of March 1, 1996. All other Plan participants who were not fully vested as of March 1, 1996 in their Company Matching Contribution Accounts will not be vested in any portion of their Company Matching Contribution Accounts until they accrue five years of service, at which time they become 100 percent vested in and have a nonforfeitable right to their Company Matching Contribution Accounts. Company Matching Contribution Accounts become 100 percent vested upon retirement or death.

      Participant Notes Receivable - Participants may borrow from their Plan accounts a minimum of $1,000, in $100 increments, equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50 percent of their account balance. A participant may not have more than two outstanding loans at any given time. Loan transfers are treated as a transfer to (from) the investment fund from
      (to) the loan fund. Loans may be prorated across all investment funds or directed against specific funds based on the participant's request. Loans are secured by the balance in the participant's account and bear interest determined at the Plan's trustee prime interest rate on the close of business on the last business day of the preceding calendar month plus 1 percent. Repayments are made from payroll deductions over a period of 12 to 60 months.

      Payment of Benefits - On termination of service due to retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly or annual installments, the amount of which is determined by the participant at retirement. A retired participant may cancel or change such election at any time, and may also elect a partial distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum amount, or leave his or her vested account in the Plan if he or she has not yet reached normal retirement age; however, amounts must be withdrawn in a lump sum by the terminated participant's normal retirement age.

      Death benefits for active participants are to be paid to the designated beneficiary in a lump sum, or, if the designated beneficiary is also the surviving spouse, he or she may elect to leave the vested balance in the Plan and be treated as the retired participant. Death benefits for terminated employees are paid in a lump sum to the designated beneficiary.

      Withdrawals - A vested participant is permitted to make a withdrawal for any reason from his or her Standard or Matching Account. A vested participant is permitted to make a withdrawal for any reason from his or her Tax-Deferred Account upon the attainment of age 59-1/2, or prior to the attainment of age 59-1/2 in the case of hardship (as described in the Plan document). A nonvested participant is permitted to make a withdrawal for any reason from the portion of his or her Standard Account that represents contributions that were not matched by contributions in the Matching Account. A nonvested participant is permitted to make a withdrawal from that portion of his or her Standard Account that represents contributions that were matched by contributions in the Matching Account only in the case of hardship. A nonvested participant is permitted to make a withdrawal from his or her Tax-Deferred Account in the case of hardship. A nonvested participant is not permitted to make a withdrawal from the Matching Account.

      Forfeited Accounts - Any amounts forfeited shall be used to reduce the Company's obligation to make company matching contributions under the Plan. Employer contributions were reduced by $181,796 and $445,916 from forfeited nonvested accounts in 2001 and 2000, respectively.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      As in prior years, the Plan invests in various securities, including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term which could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition - In the accompanying statement of net assets available for plan benefits as of December 31, 2000, the Plan's investments are stated at fair value, except for the investments in insurance and investment contracts included in the Master Trust, which are stated at contract value (see Note E). Quoted market prices are used to determine the fair value of the investments. Notes receivable from participants are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments held by the Plan are added to the cost of the securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the Trustee deems equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account in the Plan.

      Payment of Benefits - Benefits are recorded when paid. As of April 12, 2001 and December 31, 2000, benefits payable to participants were $0 and $17,525, respectively.

      New Accounting Pronouncements - The Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and as interpreted by the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group through Statement 133 Implementation Issues, as of January 1, 2001. The impact of adopting the statement was not material to the financial statements.

C.    INVESTMENTS

      Due to the Plan merger (see Note G), there were no investments as of April 12, 2001. The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000:

        Janus Fund, 3,639,612 shares                                            $121,162,676

        Fidelity Growth & Income Portfolio Fund, 2,040,201 shares                 85,892,465

        American Century Ultra Investor Fund, 2,559,707 shares                    82,857,718

        Bankers Trust Large Cap Equity Fund (Equity 500), 605,401 shares          91,070,421

        Viacom Incorporated common stock, 1,466,156 shares                        68,542,793

        Plan Interest in the Northrop Grumman Stable Value Master Trust          351,358,780

    During the period ended April 12, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($46,242,863) as follows:

        Mutual funds                                                            $(52,264,468)
        Common stock                                                                (516,097)
                                                                                ------------
        Net depreciation in fair value of investments                            (52,780,565)
        Plan interest in Northrop Grumman Stable Value Master Trust
         investment income                                                         6,537,702
                                                                                ------------
        Total                                                                   $(46,242,863)
                                                                                ============

D.    INTEREST IN NORTHROP GRUMMAN STABLE VALUE MASTER TRUST

      A portion of the Plan's investments is in the Master Trust, which was established for the investment of assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Primco Capital Management. At December 31, 2000, the Plan's interests in the net assets of the Master Trust were approximately 27 percent. Investment income and administrative expenses relating to the Master Trust are allocated among the participating plans based upon average monthly balances invested by each plan.

      Investments held in the Master Trust as of December 31, 2000 are as follows (in thousands):

        Guaranteed and Synthetic Investment Contracts (at contract value)         $1,275,250
        Northrop Retirement Savings Temporary Investment Fund                         14,627
                                                                                  ----------
        Total                                                                     $1,289,877
                                                                                  ==========

E.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      All investment contracts held by the Master Trust are considered to be fully benefit responsive and, therefore, are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

      The Master Trust holds wrapper contracts in order to manage the market risk and return of certain securities held by the Master Trust. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets are referred to as a Synthetic Investment Contract ("SIC") and are recorded at contract value. The SICs held by the Master Trust had a contract value totaling $1,264,054,000 at December 31, 2000. The fair value of the underlying assets related to the wrapper contracts totaled $1,292,226,000 as of December 31, 2000.

      The fair value of the non-synthetic guaranteed investment contracts totaled $10,987,000 at December 31, 2000.

      The following information is disclosed for the investment contracts within the Master Trust as of December 31, 2000:

        Average yield of assets on December 31                            6.64 %
        Average crediting interest rate of assets at December 31          6.64 %
        Average duration                                              3.20 years

F.    TAX STATUS

      The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC"), as amended, and to include a qualified cash or deferred arrangement under Section 401(k) of the IRC. The Company believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

G.    PLAN MERGER

      Effective as of April 12, 2001, this Plan was merged into the Northrop Grumman Savings and Investment Plan. All assets held under this Plan as of the merger date were held under the Northrop Grumman Savings and Investment Plan and governed by the terms of the Northrop Grumman Savings and Investment Plan from that date forward. All operations of this Plan ceased after the merger date. Beginning on the merger date, all contributions were made to Northrop Grumman Savings and Investment Plan, all earnings were credited to the Northrop Grumman Savings and Investment Plan, and all distributions were made from the Northrop Grumman Savings and Investment Plan.

                                     ******

                                                                       Exhibit 1
                                                                       ---------


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement (No. 333-03959) of Northrop Grumman Corporation on Form S-8 of our report dated February 2, 2002, appearing in this annual report on Form 11-K of the Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan for the period from January 1, 2001 through April 12, 2001.









/s/ Deloitte & Touche LLP
--------------------------

Los Angeles, California
Date:  May 28, 2002